SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

William Lyon Homes
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

552074700
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,047,720

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,047,720

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,047,720

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
949,406

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
949,406

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
949,406

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital II Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
4,054,330

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
4,054,330

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,054,330

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
4,054,330

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
4,054,330

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,054,330

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
4,054,330

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
4,054,330

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,054,330

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
337,469

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
337,469

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
337,469

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
337,469

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
337,469

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
337,469

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
8,594,800

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
8,594,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,594,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.1%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
8,594,800

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
8,594,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,594,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.1%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
8,388,925

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
8,388,925

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,388,925

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
8,594,800

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
8,594,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,594,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.1%

14.	TYPE OF REPORTING PERSON*
IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D reflects the shares of Class A Common Stock (as defined below) held by the Reporting Person identified below as of May 24, 2013.

ITEM 1.Security and Issuer.

This statement relates to the Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) of William Lyon Homes (the "Issuer").  The Issuer's principal executive office is located at 4695 MacArthur Court, 8th Floor, Newport Beach, California 92660

ITEM 2. Identity and Background.

(a)-(c) and (f)The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”);

•	Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”);

•	Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”);

•	Luxor Capital II Company, a Delaware corporation (the “Capital II Company”);

•	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”);

•	Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited Partnership (the “Spectrum Offshore Master Fund”);

•	Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Offshore Feeder Fund”);

•	Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”);

•	Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”);

•	LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”); and

•	Christian Leone, a United States citizen (“Mr. Leone”).

Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund (collectively, the “Funds”), and to an account it separately manages (the “Separately Managed Account”).  The Capital II Company is a subsidiary of the Offshore Master Fund, the Offshore Master Fund is a subsidiary of the Offshore Feeder Fund, and the Spectrum Offshore Master Fund is a subsidiary of the Spectrum Offshore Feeder Fund.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of Luxor Management.  LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.  Mr. Leone is the managing member of LCG Holdings.

Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Class A Common Stock held by the Funds, the Capital II Company and the Separately Managed Account.  LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of Class A Common Stock held by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

The business address of each of the Onshore Fund, the Wavefront Fund, the Capital II Company, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, New York 10036.

The business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The principal business of each of the Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of the Capital II Company is that of a company engaged in the purchase and sale of securities for its own account.

The principal business of Luxor Capital Group is providing investment management services.

The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.

The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

The Directors and Executive Officers of the Capital II Company, Offshore Feeder Fund and the Spectrum Offshore Feeder Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

(d)During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration.

A total of $61,845,538 was paid to acquire the shares of Class A Common Stock reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Capital II Company, the Offshore Master Fund, the Spectrum Offshore Master Fund and the Separately Managed Account and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

ITEM 4.Purpose of Transaction.

All of the shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

On May 15, 2013, the Funds, the Capital II Company and the Separately Managed Account (collectively, the “Luxor Investor”), WLH Recovery Acquisition LLC (the “Paulson Investor”), and Lyon Shareholder 2012, LLC (the “Lyon Investor”) entered into a voting agreement with respect to the securities of the Issuer (the “Voting Agreement”).  Under the terms of the Voting Agreement, the Luxor Investor, Paulson Investor and Lyon Investor agreed to vote their shares at any Issuer annual or special meeting of the Issuer’s stockholders to elect one (1) person proposed by the Paulson Investor to serve as a director on the Issuer’s Board of Directors (the “Board”), three (3) people proposed by the Luxor Investor to serve as directors on the Board, and two (2) people proposed by the Lyon Investor to serve as a director on the Board.  The obligation to vote for such candidates is subject to the terms and conditions set forth in the Voting Agreement.  The foregoing description of the Voting Agreement is qualified in its entirety by the Voting Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

Nathaniel Redleaf, an employee of Luxor Capital Group, is a director serving on the Board.

ITEM 5.Interest in Securities of the Issuer.

(a)The Reporting Persons beneficially own:

(i)The Onshore Fund individually beneficially owns 3,047,720 shares of Class A Common Stock representing 11.0% of all of the outstanding shares of Class A Common Stock.

(ii) The Wavefront Fund individually beneficially owns 949,406 shares of Class A Common Stock representing 3.4% of all of the outstanding shares of Class A Common Stock.

(iii) The Capital II Company individually beneficially owns 4,054,330 shares of Class A Common Stock representing 14.7% of all of the outstanding shares of Class A Common Stock.  The Offshore Master Fund, as the owner of a controlling interest in the Capital II Company, may be deemed to beneficially own the shares of Class A Common Stock held by the Capital II Company.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the shares of Class A Common Stock held by the Offshore Master Fund.

(iv) The Spectrum Offshore Master Fund individually beneficially owns 337,469 shares of Class A Common Stock representing 1.2% of all of the outstanding shares of Class A Common Stock.  The Spectrum Offshore Feeder Fund, as the owner of a controlling interest in the Spectrum Offshore Master Fund, may be deemed to beneficially own the shares of Class A Common Stock held by the Spectrum Offshore Master Fund.

(v) Luxor Capital Group, as the investment manager of the Funds, may be deemed to beneficially own the 8,388,925 shares of Class A Common Stock beneficially owned by them, and an additional 205,875 shares of Class A Common Stock held in the Separately Managed Account, representing 31.1% of all of the outstanding shares of Class A Common Stock.

(vi) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the 8,594,800 shares of Class A Common Stock beneficially owned by Luxor Capital Group, representing 31.1% of all of the outstanding shares of Class A Common Stock.

(vii) LCG Holdings may be deemed to be the beneficial owner of the 8,388,925 shares of Class A Common Stock owned by the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund, representing 30.4% of all of the outstanding shares of Class A Common Stock.

(viii) Mr. Leone may be deemed to be the beneficial owner of the 8,594,800 shares of Class A Common Stock beneficially owned by LCG Holdings.

(ix) Collectively, the Reporting Persons beneficially own 8,594,800 shares of Class A Common Stock representing 31.1% of all of the outstanding shares of Class A Common Stock.

The above percentages are based on the 27,623,629 shares of Class A Common Stock outstanding as of May 21, 2013, as set forth in the Form 424B1 filed by the Issuer on May 16, 2013.

(b)
The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,047,720 shares of Class A Common Stock individually beneficially owned by the Onshore Fund.

The Wavefront Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 949,406 shares of Class A Common Stock individually beneficially owned by the Wavefront Fund.

The Capital II Company, the Offshore Master Fund, the Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,054,330 shares of Class A Common Stock individually beneficially owned by the Capital II Company.

The Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 337,469 shares of Class A Common Stock individually beneficially owned by the Spectrum Offshore Master Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 205,875 shares of Class A Common Stock held in the Separately Managed Account.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)Not applicable.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the Voting Agreement, which is incorporated herein by reference, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Directors and Executive Officers of the Offshore Feeder Fund, Spectrum Offshore Feeder Fund and Capital II Company

Exhibit B – Voting Agreement

Exhibit C - Joint Filing Agreement

Exhibit D – Power of Attorney

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: May 24, 2013

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL II COMPANY

By:  /s/ Norris Nissim
            Norris Nissim,
            Secretary

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LCG HOLDINGS, LLC

By:  /s/ Norris Nissim
            Norris Nissim,
            General Counsel

LUXOR MANAGEMENT, LLC

By:  /s/ Norris Nissim
            Norris Nissim,
            General Counsel

/s/ Adam Miller
     Adam Miller,
     as Agent For Christian Leone

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD. AND LUXOR SPECTRUM OFFSHORE, LTD.

1.        Don M. Seymour
DMS Offshore Investment Services
P.O. Box 31910 SMB
British American Centre, Tower 3
Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands
                Cayman Islands citizen

Mr. Seymour is a Managing Director of DMS Offshore Investment Services, a professional investment services firm, licensed and regulated under the laws of the Cayman Islands, whose principals are focused on providing investment fund, banking, trust, corporate, and outsourcing solutions.

2.            T. Glenn Mitchell
Maples Fiduciary Services
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands
Canadian citizen

Mr. Mitchell is a Vice President of Maples Fiduciary Services, a company that offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.       Christian Leone (See Item 2)

DIRECTORS AND EXECUTIVE OFFICERS OF LUXOR CAPITAL II COMPANY

1.             Elena Cimador
Luxor Capital Group, LP
1114 Avenue of the Americas, 29th Floor
New York, New York 10036
United States citizen

               Ms. Cimador, an employee of Luxor Capital Group, LP, is a Director and President of Luxor Capital II Company.

2.             Norris Nissim
Luxor Capital Group, LP
1114 Avenue of the Americas, 29th Floor
New York, New York 10036
United States citizen

               Mr. Nissim, an employee of Luxor Capital Group, LP, is a Director and the Secretary of Luxor Capital II Company.

3.            Christopher Isaacs
Luxor Capital Group, LP
1114 Avenue of the Americas, 29th Floor
New York, New York 10036
United States citizen

               Mr. Isaacs, an employee of Luxor Capital Group, LP, is the Treasurer of Luxor Capital II Company.

EXHIBIT B

WILLIAM LYON HOMES

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of May 15, 2013, by and among the Luxor Investors listed on Schedule A hereto (each a “Luxor Investor” and collectively the “Luxor Investors”), Lyon Shareholder 2012, LLC, a Delaware limited liability company (the “Lyon Investor”), and WLH Recovery Acquisition LLC, a Delaware limited liability company (the “Paulson Investor”).  The Luxor Investors, the Lyon Investor and the Paulson Investor are individually referred to herein as a “Party” and are collectively referred to herein as the “Parties.”

RECITALS

WHEREAS, William Lyon Homes, a Delaware corporation (the “Company”) is proposing to engage in a public offering of certain of its shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and certain of the Luxor Investors are seeking to sell certain of their shares of Class A Common Stock pursuant to such public offering (the “Offering”);

WHEREAS, in connection with the Offering, the Company proposes to file with the Delaware Secretary of State the Company’s Third Amended and Restated Certificate of Incorporation (the “Certificate Amendment”) to, among other things, amend certain of the voting and other terms of the Class B Common Stock, par value $0.01 per share, of the Company (the “Class B Common Stock”);

WHEREAS, in connection with the Offering and the Certificate Amendment, the Parties desire to agree among themselves as to the terms and conditions pursuant to which the Parties shall vote their shares of the Company’s voting stock in favor of electing to the Company’s board of directors (the “Board”) certain individuals proposed by the Parties.

NOW, THEREFORE, in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.  Agreement to Vote.  Each Party hereby agrees, on behalf of itself and any Affiliate (as defined below) of such Party that is a subsequent transferee or assignee of any such shares of Class A Common Stock, Class B Common Stock, and any other voting capital stock of the Company presently owned of record or beneficially by such Party, to hold all of the shares of Class A Common Stock, Class B Common Stock, and such other voting capital stock of the Company and any other voting securities of the Company of which such Party or Affiliated transferee or assignee of such Party becomes the record or beneficial owner in the future (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution for such securities) (collectively, the “Shares”) subject to, and to vote the Shares at a regular or special meeting of stockholders (or by written consent) in accordance with, the provisions of this Agreement; provided, however, that following a sale or other transfer of Shares by a Party to a person or entity that is not an Affiliate of such Party, the non-Affiliated purchaser or other transferee of such Shares shall not be required to vote such Shares in accordance with, or otherwise be entitled to the rights or subject to the obligations set forth in, the provisions of this Agreement.  For purposes of this Agreement, (a) a person or entity shall be considered to be an “Affiliate” of, or “Affiliated” with, a Party if such person or entity, directly or indirectly, is in control of, or is controlled by, such Party, and (b) “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

2.        Election of Directors.

(a)     Paulson Director.  In any election of directors of the Company to elect members of the Board, each of the Luxor Investors and the Lyon Investor shall vote at any regular or special meeting of stockholders (or by written consent) such number of Shares then owned of record or beneficially by it (or as to which it then has voting power) in favor of the election as one (1) of the directors an individual proposed by the Paulson Investor; provided, however, that if at any time the aggregate number of Shares beneficially owned by the Paulson Investor together with any Affiliated assignee or transferee of the Paulson Investor is less than 50% of the number of Shares set forth opposite the Paulson Investor’s name on Schedule B hereto, then the obligations of each of the Luxor Investors and the Lyon Investor under this Section 2(a) to vote their Shares in favor of any individual proposed by the Paulson Investor, together with the obligations of the Luxor Investors and the Lyon Investor under each of Sections 2(d) – (g) hereof with respect to the Paulson Investor, shall thereupon terminate and cease to be of any further force or effect.

(b)  Luxor Directors.  In any election of directors of the Company to elect members of the Board, each of the Paulson Investor and the Lyon Investor shall vote at any regular or special meeting of stockholders (or by written consent) such number of Shares then owned of record or beneficially by it (or as to which it then has voting power) in favor of the election as three (3) of the directors individuals proposed by the Luxor Investors; provided, however, that (i) if at any time the aggregate number of Shares beneficially owned by the Luxor Investors together with any Affiliated assignee or transferee of the Luxor Investors is less than 8,734,545 Shares but greater than or equal to 4,367,272 Shares, then the Paulson Investor and the Lyon Investor shall thereafter be obligated under this Section 2(b) to vote their Shares in favor of the election as directors of only two (2) individuals proposed by the Luxor Investors, (ii) if at any time the aggregate number of Shares beneficially owned by the Luxor Investors together with any Affiliated assignee or transferee of the Luxor Investors is less than 4,367,272 Shares but greater than or equal to 2,882,424 Shares, then the Paulson Investor and the Lyon Investor shall thereafter be obligated under this Section 2(b) to vote their Shares in favor of the election as a director of only one (1) individual proposed by the Luxor Investors, and (iii) if at any time the aggregate number of Shares owned by the Luxor Investors together with any Affiliated assignee or transferee of the Luxor Investors is less than 2,882,424 Shares, then the obligations of the Paulson Investor and the Lyon Investor under this Section 2(b) to vote their Shares in favor of any individual proposed by the Luxor Investors, together with the obligations of the Paulson Investor and the Lyon Investor under each of Sections 2(d) – (g) hereof with respect to the Luxor Investors, shall thereupon terminate and cease to be of any further force or effect.  All references to actual Share amounts in this Section 2(b) are made to the number of Shares held by the Luxor Investors prior to the Offering, and immediately following the Offering, such Share amounts shall be adjusted to reflect the number of Shares held by the Luxor Investors after taking into account any reverse share splits or conversions made in connection with the Offering.

(c)      Lyon Directors.  In any election of directors of the Company to elect members of the Board, each of the Paulson Investor and the Luxor Investors shall vote at any regular or special meeting of stockholders (or by written consent) such number of Shares then owned of record or beneficially by it (or as to which it then has voting power) in favor of the election as two (2) of the directors individuals proposed by the Lyon Investor; provided, however, that if at any time the aggregate number of Shares owned by the Lyon Investor together with any Affiliated assignee or transferee of the Lyon Investor is less than 50% of the number of Shares set forth opposite the Lyon Investor’s name on Schedule B hereto, then the obligations of each of the Paulson Investor and the Luxor Investors under this Section 2(c) to vote their Shares in favor of any individual proposed by the Lyon Investor, together with the obligations of the Paulson Investor and the Luxor Investors under each of Sections 2(d) – (g) hereof with respect to the Lyon Investor, shall thereupon terminate and cease to be of any further force or effect.

(d)      No Party, either directly or through any of its nominees on the Board, without the affected Party’s prior written approval, shall take any action that would have the intent or effect of reducing any of the rights of any other Party hereto with respect to representation on the Board, including by voting to increase or decrease the size of the Board in such a way that adversely and disproportionately affects any other Party’s representation on the Board.

(e)  Upon the resignation, retirement, removal or death of any director (the “Former Director”) elected pursuant to Sections 2(a) – (c) hereof, the Parties shall request their respective nominees on the Board to take all necessary corporate action to fill such vacancy caused thereby with a designee proposed by the Party that nominated the Former Director.

(f)  Solely for purposes of confirming the number of Shares at any time owned by a Party for purposes of this Section 2, each Party agrees that, to the extent current Share ownership information with respect to such Party is not already contained in publicly available reports or schedules filed by such Party with the Securities and Exchange Commission, such Party will, promptly following the receipt of a written request from any other Party to this Agreement, deliver to the Party that made the request a certificate, signed by a duly authorized representative of the receiving Party and certifying as to the number of Shares then owned beneficially and of record by the receiving Party and any Affiliated assignees or transferees of the receiving Party.

(g)  Each Party hereby covenants for the benefit of the other Parties to this Agreement that, during the term of this Agreement, such Party will not, with respect to any Shares then beneficially owned by such Party, grant any proxy or enter into any voting or similar agreement that conflicts or is otherwise inconsistent with the voting obligations of such Party under this Agreement.

3.      No Liability for Election of Recommended Directors.  No Party, nor any officer, director, stockholder, partner, employee or agent of any such Party, makes any representation or warranty as to the fitness or competence of the nominee of any Party hereunder to serve on the

Company’s Board by virtue of such Party’s execution of this Agreement or by the act of such Party in voting for such nominee pursuant to this Agreement.

4.     Specific Enforcement.  It is agreed and understood that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any other Party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order.  Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

5.     Captions.  The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way limit or amplify the terms and provisions hereof.

6.     Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given:  (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the respective parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 6).

7.     Term.

(a) This Agreement shall automatically terminate upon the date which is the earliest of: (i) the date on which the Lyon Investor, together with its Affiliates, ceases to own any shares of Class B Common Stock, or (ii) the date on which at least two of the Parties, together with their respective Affiliates, cease to own the minimum number of Shares required under the respective provisions of Sections 2(a) – (c) hereof to obligate the other Parties hereto to vote their Shares in favor of the election as a director of at least one (1) individual proposed by such Party, or (iii) during any period following a termination of this Agreement as to the Paulson Investor pursuant to Section 7(b) hereof, the date on which either the Lyon Investor, on the one hand, or the Luxor Investors, on the other hand, together with their respective Affiliates, cease to own the minimum number of Shares required under the respective provisions of Section 2(b) or Section 2(c) hereof to obligate the other Party to vote its Shares in favor of the election as a director of at least one (1) individual proposed by such first Party.

(b) In the event that the Paulson Investor ceases to own at least 10% of the then outstanding Shares in the Company (disregarding any Shares, the beneficial ownership of which may be attributed to the Paulson Investor by reason of this Agreement), the Paulson Investor may, after providing no less than fifteen (15) days’ notice to the other Parties, unilaterally elect to terminate this Agreement as to itself only, including (without limitation) (1) the Paulson Investor’s right under Section 2(a) hereof to propose a director and as to the other Parties’ obligations under such Section 2(a) to vote for such director and (2) the Paulson Investor’s obligations under Sections 2(b) and 2(c) hereof to vote for the other Parties’ proposed directors.  Upon such election, the Paulson Investor shall cause any person that is then serving as director at its request pursuant to Section 2 of this Agreement to resign from the Board, effective as of the date of resignation set forth in the notice referenced above, and shall not have any further rights or obligations under this Agreement, including rights under Section 2(e) of this Agreement or otherwise to nominate or propose a new individual to fill the vacancy caused thereby.

8.  Manner of Voting.  The voting of shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

9.      Amendments and Waivers.  Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Paulson Investor, the holders of a majority of the then outstanding voting securities held by the Luxor Investors and the holders of a majority of the then outstanding voting securities held by the Lyon Investor.  Any amendment or waiver so effected shall be binding upon all the Parties hereto.

10.    Stock Splits, Stock Dividends, etc.  In the event of any issuance of shares of the Company’s voting securities hereafter to any of the Parties hereto (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization or the like), such shares shall become subject to this Agreement.

11.    Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

12.    Successors.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, assigns, administrators, executors and other legal representatives except as otherwise provided in Section 1 hereof.  In the event a Party transfers or assigns ownership of any Shares to an Affiliate of such Party during the term of this Agreement, the transferring Party hereby undertakes to cause such Affiliate to deliver to the other Parties to this Agreement, contemporaneously with such transfer or assignment, a signed instrument confirming such Affiliate’s agreement to be bound by the terms of this Agreement with respect to the Shares so transferred or assigned as and to the same extent as the transferring Party.

13.    Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles thereof.

14.    Entire Agreement.  This Agreement is intended to be the sole agreement of the Parties as it relates to the subject matter hereof and supersede all other agreements of the Parties relating to the subject matter hereof.

15.    Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16.    Securities Law Filings.  Each of the Luxor Investors, the Lyon Investor and the Paulson Investor shall be responsible for its own securities law filings pertaining to its ownership of Shares.  None of the Parties hereto shall be under any obligation to file jointly with any other Party.

17.    Effective Time.  The covenants, agreements, rights and obligations of the Parties set forth in this Agreement shall be effective as of the filing of the Certificate Amendment by the Company with the Delaware Secretary of State, but conditioned upon the initial closing of the Offering.  If for any reason the Company has not filed the Certificate Amendment or the initial closing of the Offering has not occurred by 5 p.m. PDT on May 31, 2013, this Agreement shall be deemed to be null and void, and of no force or effect.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

PAULSON INVESTOR: WLH RECOVERY ACQUISITION LLC By: /s/ Jonathan Shumaker Name: Jonathan Shumaker Title: Authorized Signatory Address: 1251 Avenue of the Americas New York, NY 10020

Signature Page to Voting Agreement

LUXOR INVESTORS:

LUXOR CAPITAL II COMPANY

By:       /s/ Christopher Isaacs
Name:      Christopher Isaacs
Title:        Treasurer

Address:

C/O Luxor Capital Group, LP
1114 Avenue of the Americas, 29th Floor
New York, NY  10036

LUXOR CAPITAL PARTNERS, LP

By:  LCG Holdings, LLC, as General Partner

By:       /s/ Adam Miller
Name:      Adam Miller
Title:        Chief Operating Officer

Address:

C/O Luxor Capital Group, LP
1114 Avenue of the Americas, 29th Floor
New York, NY  10036

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP By: LCG Holdings, LLC, as General Partner By: /s/ Adam Miller Name: Adam Miller Title: Chief Operating Officer

Signature Page to Voting Agreement

Address: C/O Luxor Capital Group, LP 1114 Avenue of the Americas, 29th Floor New York, NY 10036

LUXOR WAVEFRONT, LP

By:  LCG Holdings, LLC, as General Partner

By:       /s/ Adam Miller
Name:      Adam Miller
Title:        Chief Operating Officer

Address:

C/O Luxor Capital Group, LP
1114 Avenue of the Americas, 29th Floor
New York, NY  10036

OC 19 MASTER FUND, L.P.-LCG

By:  LCG OC GP, LLC, as General Partner

By:       /s/ Adam Miller
Name:      Adam Miller
Title:        Manager

Address:

C/O Luxor Capital Group, LP
1114 Avenue of the Americas, 29th Floor
New York, NY  10036

Signature Page to Voting Agreement

LYON INVESTOR: LYON SHAREHOLDER 2012, LLC By: /s/ William H. Lyon Name: William H. Lyon Title: Manager Address: 4695 MacArthur Court, 8th Floor Newport Beach, California 92660

Signature Page to Voting Agreement

SCHEDULE A

Luxor Capital II Company

Luxor Capital Partners, LP

Luxor Spectrum Offshore Master Fund, LP

Luxor Wavefront, LP

OC 19 Master Fund, L.P.-LCG

SCHEDULE B

CAPITALIZATION TABLE

Stockholder	Total Number of Shares Held
Paulson Investor	3,322,667
Lyon Investor	3,813,884
Luxor Investors	8,734,545

EXHIBIT C
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of William Lyon Homes dated as of May 24, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 24, 2013

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL II COMPANY

By:  /s/ Norris Nissim
            Norris Nissim,
            Secretary

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LCG HOLDINGS, LLC

By:  /s/ Norris Nissim
            Norris Nissim,
            General Counsel

LUXOR MANAGEMENT, LLC

By:  /s/ Norris Nissim
            Norris Nissim,
            General Counsel

/s/ Adam Miller
     Adam Miller,
     as Agent For Christian Leone

EXHIBIT D
POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Adam Miller and Elena Cimador as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of January 20, 2006.

/s/ Christian Leone
Christian Leone

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK)
:  ss.:
COUNTY OF NEW YORK)

On January 20, 2006, before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Michael J. Sadler
     Notary Public

[Notary Stamp and Seal]

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

On May 21, 2013, all shares of Class C Common Stock and Convertible Preferred Stock of the Issuer held by the Reporting Persons automatically converted into shares of the Issuer’s Class A Common Stock upon the closing of the Issuer’s initial public offering.

Additionally, the Reporting Persons effected the following trades in the Issuer’s initial public offering that closed on May 21, 2013:

Fund	Amount of Shs. Bought or (Sold)	Price ($) per Share
Luxor Capital Partners LP	(1,951,950)	25.00
Luxor Spectrum Offshore Master Fund, LP	(552,725)	25.00
Separately Managed Account	(322,825)	25.00

Except as set forth above, the Reporting Persons did not effect any trades in the Class A Common Stock during the past 60 days.